UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports October 2009 Traffic

Monterrey, Mexico, November 9, 2009—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports decreased 12.4% in October 2009, as compared to October 2008. Domestic traffic decreased 11.6%, and international traffic decreased 17.0%.

Of total traffic, 97.5% was commercial aviation, and 2.5% was general aviation.

Total Passengers*
	Oct-08	Oct-09	Change %	Jan-Oct 2008	Jan-Oct 2009	Change %
Domestic	898,388	793,869	(11.6)	9,973,434	8,144,379	(18.3)
International	140,260	116,471	(17.0)	1,985,308	1,490,788	(24.9)
OMA Total	1,038,648	910,340	(12.4)	11,958,742	9,635,167	(19.4)
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic grew at the Culiacán, Durango, and Mazatlán airports by 14.8%, 7.7%, and 7.0%, respectively. The performance of VivaAerobus, Aeromar, and Grupo Aeroméxico were noteworthy. VivaAerobus opened the Mazatlán-La Paz route on October 1 and Reynosa-Veracruz on October 2. Aeromar opened the Monterrey-San Luis Potosí route on October 5. These factors were offset by the suspension of Aviacsa (suspended since July 6, 2009), the departure from the markets of Alma and Aladia, and a reduction in traffic on Interjet and Magnicharter. The Monterrey, Acapulco, and Ciudad Juárez airports had the largest traffic reductions.

International traffic decreased principally because of the cancellation of international routes by Continental, Grupo Aeroméxico, and Alaska Airlines, in addition to the suspension of Aviacsa. The Monterrey, Mazatlán, Acapulco, and San Luis Potosí airports were the most affected. On the other hand, international traffic at Zacatecas increased 22.6% as a result of growth on traffic on the Chicago, Oakland, and Los Angeles routes.

The total number of flight operations (takeoffs and landings) in October 2009 decreased 8.6% as compared to October 2008.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: November 9, 2009